Exhibit 99.2

News Announcement




          VIRGIN.COM AWARDS (pound)1 MILLION CONTRACT TO BRIGHT STATION


London, England; 13 February 2001 - virgin.com (www.virgin.com) the Virgin portal and gateway to all Virgin businesses online, has awarded technology company Bright Station plc (LSE: BSN, NASDAQ: BSTN) (www.brightstation.com) and Intel Online Services Ltd (www.intel.com) a three-year, (pound)1 million contract to host and manage content on its brand portal. This will include technology enhancements based on Bright Station technologies such as Knowledge Management infrastructure from Smartlogik (www.smartlogik.com).

The contract award follows the recent formation of Intel Corporation (NASDAQ:
INTC) and Bright Station's wide-ranging strategic business and marketing alliance, including joint development, technology licensing and sales and marketing activities. The relationship with Virgin.com will be managed through Bright Station Symphony Ltd, which was established on 10 January 2001, specifically to co-ordinate opportunities arising out of the series of agreements between Bright Station and Intel.

Ashley Stockwell, Managing Director of virgin.com, stated, "Bright Station is an ideal partner given their wide array of applications and solutions backed by Intel's technology backbone. They have already begun to deliver robust hosting solutions, which we plan to develop along with future content and functionality updates. With the rapid growth of Virgin's products and services, we recognized the need to deploy solutions to help us serve the Virgin business and better enable us to tap our collective knowledge and full brand potential. After a competitive tender, we concluded that Bright Station and Intel Online Services were the perfect team."

                                                                      Contd./ 2

The enhanced virgin.com portal will be featured in Virgin V.Shops as well as on line.

"Our alliance with Intel is off to a fast start, and we are very pleased to team with them in providing solutions and services to virgin.com, one of the world's leading brands," said Bright Station Symphony's CEO Robin Kearon.

For further information, please contact:

Nick Chaloner
Head of Corporate Communications
Bright Station plc                                           +44 (0)20 7930 6900
nickchaloner@brightstation.com

John Olsen / Nick Lockwood
Hogarth Partnership                                          +44 (0)20 7357 9477
nicklockwood@hogarthpr.co.uk

Jackie McQuillan
Virgin Group                                                 +44 (0)20 7313 2051
jackie.mcquillan@virgin.co.uk


NOTES TO EDITORS

About Intel

Intel, the world's largest chipmaker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Virgin

Virgin is the third most recognised brand in the U.K. and is rapidly becoming the first global brand of the 21st Century. Over 200 Virgin companies trade around the world in a variety of distinct product areas, including travel, entertainment, transport, financial services, telecommunications, retailing, publishing, consumer goods and the Internet. Additional information about Virgin is available at http://www.virgin.com/about

About Bright Station

Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. It is comprised of the following:

Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management solutions. Smartlogik solutions combine state-of-the-art proprietary technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik knowledge management solution.

                                                                       Contd. 3

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                                      - 3 -

Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and concentrate on the value-adding parts of the business such as customer service, product development and marketing.

WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

OfficeShopper - The Internet procurement and business supplies vendor.

Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.